Exhibit 99.4

S.r. Batliboi & Associates llp Chartered Accountants	Oval Office, 18, iLabs Centre Hitech City, Madhapur Hyderabad - 500 081, India Tel : +91 40 6736 2000 Fax : +91 40 6736 2200

Limited Review Report – Standalone Financial Results

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.	We have reviewed the accompanying statement of unaudited standalone Ind AS financial results of Dr. Reddy’s Laboratories Limited (the ‘Company’) for the quarter ended September 30, 2018 and year to date from April 01, 2018 to September 30, 2018 (the “Statement”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘the Regulation’), read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016 (‘the Circular’).

2.	The preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS) 34 “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of Companies (Indian Accounting Standards) Rules, 2015, as amended, read with the Circular is the responsibility of the Company's management and has been approved by the Board of Directors of the Company. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review in accordance with the Standard on Review Engagements (SRE) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

4.	Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the applicable Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013, read with relevant rules issued thereunder and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of the Regulation, read with the Circular, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

/s/ S Balasubrahmanyam per S Balasubrahmanyam Partner Membership No.: 053315 Place: Hyderabad Date: October 26, 2018

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295
Regd. Office : 22, Camac Street, Block ‘C’, 3rd Floor, Kolkata-700 016

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2018

		All amounts in Indian Rupees millions
Sl.		Quarter ended			Half year ended		Year ended
No.	Particulars	30.09.2018	30.06.2018	30.09.2017	30.09.2018	30.09.2017	31.03.2018
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

1	Revenue from operations
	a) Net sales / income from operations	25,725	25,821	22,380	51,546	43,101	92,468
	b) License fees and service income	436	218	82	654	146	558
	c) Other operating income	149	137	81	286	193	567
	Total revenue from operations	26,310	26,176	22,543	52,486	43,440	93,593

2	Other income	748	349	404	829	892	2,040

	Total income (1 + 2)	27,058	26,525	22,947	53,315	44,332	95,633

3	Expenses
	a) Cost of materials consumed	4,799	5,539	4,471	10,338	9,402	20,110
	b) Purchase of stock-in-trade	1,935	1,811	1,696	3,746	2,884	6,716
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	327	(479)	450	(152)	58	(516)
	d) Employee benefits expense	5,030	4,670	4,525	9,700	9,030	18,430
	e) Depreciation and amortisation expense	1,908	1,921	1,948	3,829	3,858	7,741
	f) Finance costs	158	165	190	323	354	628
	g) Selling and other expenses	8,573	8,887	8,265	17,192	17,446	35,554

	Total expenses	22,730	22,514	21,545	44,976	43,032	88,663

4	Profit before tax (1 + 2 - 3)	4,328	4,011	1,402	8,339	1,300	6,970

5	Tax expense
	a) Current tax	942	785	326	1,727	326	1,381
	b) Deferred tax	(76)	(63)	69	(139)	40	(80)

6	Net profit for the period / year (4 - 5)	3,462	3,289	1,007	6,751	934	5,669

7	Other comprehensive income
	a) (i) Items that will not be reclassified to profit or loss	8	1	(3)	9	(5)	43

	(ii) Income tax relating to items that will not be reclassified to profit or loss	(3)	-	-	(3)	-	(16)

	b) (i) Items that will be reclassified to profit or loss	(327)	(302)	(142)	(629)	(32)	(133)

	(ii) Income tax relating to items that will be reclassified to profit or loss	114	106	49	220	11	46

	Total other comprehensive income	(208)	(195)	(96)	(403)	(26)	(60)

8	Total comprehensive income (6 + 7)	3,254	3,094	911	6,348	908	5,609

9	Paid-up equity share capital (face value Rs. 5/- each)	830	830	829	830	829	830

10	Other equity						117,248

11	Earnings per equity share (face value Rs. 5/- each)
	Basic	20.86	19.82	6.07	40.67	5.63	34.19
	Diluted	20.83	19.80	6.06	40.62	5.62	34.12
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results.

Segment information		All amounts in Indian Rupees millions
Sl.		Quarter ended			Half year ended		Year ended
No.	Particulars	30.09.2018	30.06.2018	30.09.2017	30.09.2018	30.09.2017	31.03.2018
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results
1	Segment revenue
	a) Pharmaceutical Services and Active Ingredients	6,548	5,652	6,189	12,200	10,868	22,741
	b) Global Generics	21,294	21,979	17,774	43,273	35,153	76,150
	c) Proprietary Products	96	31	29	127	56	109
	Total	27,938	27,662	23,992	55,600	46,077	99,000

	Less: Inter-segment revenue	1,628	1,486	1,449	3,114	2,637	5,407
	Total revenue from operations	26,310	26,176	22,543	52,486	43,440	93,593

2	Segment results
	Profit / (loss) before tax and interest from each segment
	a) Pharmaceutical Services and Active Ingredients	968	(74)	209	894	(442)	(3)
	b) Global Generics	6,690	6,683	3,046	13,373	4,646	11,956
	c) Proprietary Products	(609)	(629)	(876)	(1,238)	(1,922)	(3,464)
	Total	7,049	5,980	2,379	13,029	2,282	8,489

	Less: (i) Finance costs	158	165	190	323	354	628
	(ii) Other un-allocable expenditure / (income), net	2,563	1,804	787	4,367	628	891
	Total profit before tax	4,328	4,011	1,402	8,339	1,300	6,970

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	These results have been prepared in accordance with the Ind AS notified under Section 133 of the Companies Act, 2013, read with the Companies (Indian Accounting Standards) Rules 2015 as amended.

2	Post implementation of Goods and Services Tax (“GST”) in India with effect from 1 July 2017, revenues are disclosed net of GST. Revenues for the period prior to 1 July 2017 included excise duty which is now subsumed in the GST. Accordingly, revenues for the half year ended 30 September 2017 and year ended 31 March 2018 are not comparable with those of the other periods presented.

3	The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. The Company submitted its response to the warning letter on 7 December 2015. The Company has provided an update to the U.S. FDA on the progress of remediation in January 2016, March 2016, May 2016 and August 2016. The U.S. FDA completed the reinspection of the aforementioned facilities in March and April 2017. The Company has responded to the observations identified by the U.S. FDA. The Company received Establishment Inspection Report ("EIR") from the U.S. FDA for API manufacturing facility at Miryalaguda in June 2017 which indicates that the audit is closed. With regard to the Oncology manufacturing facility at Duvvada and API manufacturing facility at Srikakulam, the Company received EIRs from the U.S. FDA in November 2017 and February 2018, respectively, which indicates that the status remains unchanged. In June 2018, the Company requested the U.S. FDA to schedule an inspection of the oncology formulation manufacturing facility at Duvvada. As on 26 October 2018, the facility is undergoing inspection by the U.S. FDA. With respect to API manufacturing facility at Srikakulam, the Company was asked to carry out certain detailed investigations and analyses. In response, the Company submitted the results of the investigations and analyses in October 2018. As part of the review of the response by the U.S. FDA, certain additional follow on queries have been received by the Company. The Company is in the process of responding to these queries.

4	Ind AS 115, Revenue from Contracts with Customers, mandatory for reporting periods beginning on or after 1 April 2018, replaces existing revenue recognition requirements. Under the modified retrospective approach, there were no significant adjustments required to the retained earnings as at 1 April 2018. Also, the application of Ind AS 115 did not have any significant impact on recognition and measurement of revenue and related items in the financial results of the Company.

5	Balance sheet	All amounts in Indian Rupees millions
		As at	As at
	Particulars	30.09.2018	31.03.2018
		(Unaudited)	(Audited)
	ASSETS
	Non-current assets
	Property, plant and equipment	38,827	39,790
	Capital work-in-progress	6,521	6,750
	Goodwill	323	323
	Other intangible assets	6,916	7,060
	Financial assets
	Investments	18,875	19,537
	Trade receivables	182	169
	Loans	367	1,991
	Other financial assets	449	437
	Deferred tax assets, net	1,287	931
	Tax assets, net	2,321	3,518
	Other non-current assets	115	112
	Total non-current assets	76,183	80,618

	Current assets
	Inventories	19,733	18,568
	Financial assets
	Investments	14,075	16,828
	Trade receivables	48,986	42,038
	Cash and cash equivalents	1,669	1,207
	Other financial assets	660	526
	Other current assets	9,877	11,218
	Total current assets without disposal group	95,000	90,385
	Assets of disposal group held for sale	829	-
	Total current assets	95,829	90,385

	TOTAL ASSETS	172,012	171,003

	EQUITY AND LIABILITIES
	Equity
	Equity share capital	830	830
	Other equity	119,694	117,248
	Total Equity	120,524	118,078

	Liabilities
	Non-current liabilities
	Financial liabilities
	Borrowings	5,430	4,880
	Provisions	488	533
	Other non-current liabilities	261	313
	Total non-current liabilities	6,179	5,726

	Current liabilities
	Financial liabilities
	Borrowings	20,225	21,008
	Trade payables
	Total outstanding dues of micro enterprises and small enterprises	49	93
	Total outstanding dues of creditors other than micro enterprises and small enterprises	9,882	10,517
	Other financial liabilities	10,867	11,471
	Provisions	1,792	1,734
	Other current liabilities	2,417	2,376
	Total current liabilities without disposal group	45,232	47,199
	Liabilities of disposal group held for sale	77	-
	Total current liabilities	45,309	47,199

	TOTAL EQUITY AND LIABILITIES	172,012	171,003

6	On 15 October 2018, the Company entered into a definitive agreement for the sale of its API manufacturing business unit located in Jeedimetla, Hyderabad, to Therapiva Private Limited, Hyderabad. This divestiture is being done by way of slump sale and includes all related property, plant and equipment, current assets, current liabilities, and its employees. Accordingly, the carrying value of all the assets and liabilities forming part of this divestiture was disclosed as disposal group in the balance sheet.

7	The unaudited results were reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 26 October 2018.

8	The results for the quarter ended 30 September 2018 presented were subjected to a “Limited review” by the Statutory Auditors of the Company. An unqualified report was issued by them thereon.

By order of the Board

For Dr. Reddy's Laboratories Limited

Place:	Hyderabad	G V Prasad
Date:	26 October 2018	Co-Chairman & Chief Executive Officer